SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                         Rule 13e-3 Transaction Statement
                Under Section 13(e) of the Securities Act of 1934



                                 AMENDMENT NO. 6



                             THE DELTONA CORPORATION

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                              (Name of the Issuer)

                             THE DELTONA CORPORATION
                              YASAWA HOLDINGS, N.V.
                            SELEX INTERNATIONAL, B.V.
                                   ANTONY GRAM
                           WILBURY INTERNATIONAL, N.V.
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                       (Name of Persons Filing Statement)

                          Common Stock, $1.00 Par Value

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                         (Title of Class of Securities)

                                    247883101

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                      (CUSIP Number of Class of Securities)

                                   Antony Gram

                              Chairman of the Board

                                    President

                             THE DELTONA CORPORATION

                            8014 SW 135th Street Road

                              Ocala, Florida 34473

                                 (352) 307-8100

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      (Name,  address  and  telephone  number of person  authorized  to  receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.      [x] The filing  of  solicitation   materials  or  an   information
            statement  subject  to   Regulation  14A,  Regulation  14C, or Rule
            13e-3(c) under the Securities Act of 1934.

b.      [ ] The  filing  of a  registration  statement  under the  Securities
            Act of 1934.
c.      [ ] A tender offer.
d.      [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x] Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

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Transaction Valuation                                    Amount of Filing Fee
$1,617,711                                                     $323.54
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 *       The "Transaction  Valuation"  amount referred to above is approximately the product of 4,044,277 fractional shares to be purchased (the "Fractional Shares") and $0.40, the cash price per share to be paid for fractional shares.

 ** In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

 [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $0
                       -------------------------------------------------------

Form or Registration Number:
                            --------------------------------------------------

Filing Parties: THE DELTONA CORPORATION, SELEX INTERNATIONAL, B.V., YASAWA HOLDINGS, N.V., ANTONY GRAM, AND WILBURY INTERNATIONAL, N.V.
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DATE FILED:,  Amending Rule 13E-3 Transaction Statement Filed January 3, 2002 as
amended on September 5, 2002, January 8, 2003, May 22, 2003, September 17, 2003, and October 27, 2003.

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INTRODUCTION

This Going-Private Transaction Statement (the "Statement") is being filed by THE DELTONA CORPORATION, a Delaware corporation (the "Company"), YASAWA HOLDINGS, N.V., SELEX INTERNATIONAL, B.V., ANTONY GRAM and WILBURY INTERNATIONAL, N.V. pursuant to Section 13(e)of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 13e-3 thereunder in connection with a 500,000 for 1 reverse stock split of the Company's Common Stock, $1.00 par value, with a cash payment of $0.40 per share in lieu of fractional shares (the "Reverse Stock Split"). This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Exchange Act.

A definative proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of Shareholders (the "Proxy Statement") is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

Item 1. Summary Term Sheet

          The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

          (a) Name and Address

          The information set forth in the "Notice of Special Meeting of Shareholders" of the Proxy Statement is incorporated herein by reference.

          (b) Securities

          The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Voting Procedures and Revocability of Proxies" is incorporated herein by reference.

          (c) Trading Market and Price

          The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Price Range of Common Stock and Dividends" is incorporated herein by reference.

          (d) Dividends

          The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Price Range of Common Stock and Dividends" is incorporated herein by reference.

          (e) Prior Public Offerings

          The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

          (f) Prior Stock Purchases

          The Company has not purchased any subject securities during the past two years.

Item 3. Identity and Background of Filing Person

          (a) Name and Address

          The filing persons are the subject Company, Selex International B.V., Yasawa Holdings, N.V., Wilbury International, N.V. and Antony Gram:


          THE DELTONA CORPORATION (the subject Company) 8014 SW 135th Street Road Ocala, Florida 34473 (352) 307-8100


                  Executive Officers of the subject company:

                  Antony  Gram,  President,
                  Chairman of the Board and Chief Executive Officer 8014 SW 135th Street Road
                  Ocala,  Florida 34473

                  Sharon J. Hummerhielm
                  Executive Vice President & Corporate Secretary
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Robert O. Moore
                  Treasurer and Chief Financial Officer
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

               Board of Directors of The Deltona Corporation:


                  Antony Gram, Chairman of the Board of Directors
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Christel DeWilde, Director
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  George W. Fischer, Director
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Rudy Gram, Director
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Thomas B. McNeill, Director
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

          SELEX INTERNATIONAL, B.V. (Direct owner of 2,820,066 shares of common stock in the subject Company -20.82%; 100% of the stock of Selex International B.V. is owned by Wilbury International, N.V.) Gerrit van den Veenstraat 70, Amsterdam, The Netherlands

               The only Executive Officer or Director of Selex International, B.V. is:

                  Antony Gram,
                  Director, President and Chief Executive Officer
                  C/O The Deltona Corporation
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

          YASAWA HOLDING, N.V. ( Direct owner of 7,098,975 shares of common stock in the subject Company -52.412%; C/O Zarf Trust Corporation, N.V., Managing Director, 1-5 Plaza JoJo Correa, P.O. Box 897, Willemstad, Curacao, Netherlands Antilles

               The only Executive Officer or Director of Yasawa is:

                  Zarf Trust Corporation, N.V., Managing Director, not a natural person,1-5 Plaza JoJo Correa, P.O. Box 897, Willemstad, Curacao, Netherlands Antilles. In all matters concerning the 7,098,975 share of common stock in the subject company, Zarf Trust Corporation N.V. acts at the direction of Antony Gram, the beneficial owner of the 7,098,975 shares of common stock of the subject Company.

               The Executive Officers and Board of Directors of Zarf Trust Corporation, N.V., Managing Director of Yasawa Holdings, N.V. are:

                   Reginald Antonio de Meza,
                   Managing Director
                   1-5 Plaza JoJo Correa, P.O. Box 897,
                   Willemstad, Curacao, Netherlands Antilles

                   Bianca Maria Eshuis Palm
                     Proxy Holder
                   1-5 Plaza JoJo Correa, P.O. Box 897
                   Willemstad, Curacao, Netherlands Antilles

                   Dinayra A. Gonet Finies,
                   Proxy Holder
                   1-5 Plaza JoJo Correa,
                   P.O. Box 897
                   Willemstad, Curacao, Netherlands Antilles

                   Robert Barendregt,
                   Proxy Holder
                   1-5 Plaza JoJo  Correa,
                   P.O. Box 897
                   Willemstad,  Curacao, Netherlands Antilles

          WILBURY   INTERNATIONAL,   N.V.   (Sole   Owner   of  Stock  in  Selex
          International B.V.) : C/O Amicorp Curacao, N.V., Managing Director, Caracasbaaiweg 199, P.O. Box 6050 Curacao, Netherlands Antilles

               The only Executive Officer or Director of Wilbury International, N.V. is :

                    Amicorp Curacao, N.V., Managing Director, not a natural person, Caracasbaaiweg 199, P.O. Box 6050, Curacao, Netherlands Antilles. Amicorp Curacao, N.V., in matters concerning the ownership by SELEX INTERNATIONAL, B.V. of 2,820,066 shares of common stock in the subject Company, acts at the direction of Antony Gram, the beneficial owner of the 2,820,066 shares of common stock in the subject Company.

               Executive Officers and Directors of Amicorp, Curacao, N.V.:

                   Antonius R. W. Knipping,
                   Statutory Director
                   Chogogo Resort 2071
                   Curacao, Netherlands Antilles


                   Gerlof Jan Boume,
                   Statutory Director
                   Mgr Kieckensweg 32,
                   Curacao, Netherlands Antilles

                   Jeroen Cornelis Jan Van Der Woord,
                   Statutory Director
                   Seru Bottelier 27,
                   Curacao, Netherlands Antilles

                   Margaret Ilse Sankatsing Sjak Shie,
                   Statutory Director
                   Totolikaweg 21,
                   Curacao, Netherlands Antilles

                   Xander Richard Maria Arts,
                   Statutory Director
                   Jan Sofat 71,
                   Curacao, Netherlands Antilles

                   Anneliese De Jongh,
                   Proxy Holder
                   Villapark Lagunisol 5,
                   Curacao, Netherlands Antilles

                   Eric Anderson,
                   Proxy Holder
                   Jan Sofat 12,
                   Curacao, Netherlands Antilles

                   Heinrich J. Kamperveen,
                   Proxy Holder
                   Kaya Schubert 20 kv Z111,
                   Curacao, Netherlands Antilles

                   Nejla Doval,
                   Proxy Holder
                   Kaya Uriel A-77,
                   Curacao, Netherlands Antilles


          (b) Business and Background of Entities

          Selex International B.V. is a holding company organized in The Netherlands. It is the direct owner of 2,820,066 shares of common stock in the subject Company -20.82%. Selex International B.V. has not been convicted in a criminal proceeding during the past five years nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the company from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Wilbury International, N.V. is the sole owner of stock in Selex International B.V. Wilbury International N.V. is a holding company organized in The Netherlands Antilles. Wilbury International, N.V. has not been convicted in a criminal proceeding during the past five years nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the company from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Wilbury International N.V. is managed by a trust company organized in the Netherlands Antilles, Amicorp Curacao, N.V. Amicorp Curacao, N.V. has not been convicted in a criminal proceeding during the past five years nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the company from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Yasawa Holding, N.V. is a holding company organized in The Netherlands Antilles. It is the direct owner of 7,098,975 shares of common stock in the subject Company -52.412%. Yasawa Holding, N.V. has not been convicted in a criminal proceeding during the past five years nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the company from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Yasawa Holding, N.V. is managed by a Trust company organized in the Netherlands Antilles, Zarf Trust Corporation, N.V. Zarf Trust Corporation N.V. has not been convicted in a criminal proceeding during the past five years nor has it been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the company from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (c) Business and Background of Natural Persons (1) (2) (3) (4) and (5)

          Relating to the subject Company:

          Board of Directors:

          Christel DeWilde has been an independent consultant for Antony Gram since December 2002. From February 1995 through December 2002, Ms. DeWilde was employed as Financial Analyst for Antony Gram. Prior to joining Mr. Gram, Ms. DeWilde was Chief Financial Officer of the Sab Wabco Group, Brussels, Belgium from December 1992 to February 1995. Ms. DeWilde's business telephone number is 352-307-8100. Ms. DeWilde's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473. Ms. DeWilde is a citizen of Belgium. Ms. DeWilde has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          George W. Fischer is retired. From 1975 through 1995 he served as President of H.E.C. Fischer, Inc., a closely held real estate company. Mr. Fischer's business telephone number is 352-307-8100. Mr. Fischer's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473. Mr. Fischer is a citizen of the United States. Mr. Fischer has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Antony Gram has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since July 13, 1994 and President since October 2, 1998. For more than the past five years, Mr. Gram has served as Managing Director of Gramyco, a scaffolding company, based in Belgium. Mr. Gram's business telephone number is 352-307-8100. Mr. Gram's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473. Mr. Gram is a citizen of Belgium. Mr. Gram has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Rudy Gram is Vice President of Swan Development Corporation, based in St. Augustine, Florida. Mr. Gram's business telephone number is 352-307-8100. Mr. Gram's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473. Mr. Gram is a citizen of Belgium. Mr. Gram has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Thomas B. McNeill is retired. He was formerly a partner in the law firm of Mayer, Brown, Rowe & Maw, formerly Mayer, Brown & Platt, Chicago, Illinois. Mr. McNeill's business telephone number is 352-307-8100. Mr. McNeill's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473. Mr. McNeill is a citizen of the United States. Mr. McNeill has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Executive Officers:

          Antony Gram has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since July 13, 1994 and President since October 2, 1998. For more than the past five years, Mr. Gram has served as Managing Director of Gramyco, a scaffolding company, based in Belgium. Mr. Gram's business telephone number is 352-307-8100. Mr. Gram's address is c/o The Deltona Corporation, 8014 SW 135th Street Road, Ocala, FL 34473. Mr. Gram is a citizen of Belgium. Mr. Gram has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Sharon J. Hummerhielm has been employed by The Deltona Corporation since 1975, having served as Executive Vice President and Corporate Secretary since October 1998 and Vice President of Administration and Corporate Secretary from May 1995 to October 1998. Ms. Hummerhielm's business telephone number is 352-307-8100. Ms. Hummerhielm's business address is 8014 SW 135th Street Road, Ocala, Florida 34473. Ms. Hummerhielm is a citizen of the United States. Ms. Hummerhielm has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Robert O. Moore has been employed by The Deltona Corporation since July 2002. From 2001 until joining the Company, he was a financial consultant. From 2000 to 2001 he was Chief Financial Officer of SkyWay Partners, Inc., a developer and operator of telecommunication systems. From 1998 until 2000 he was Vice President of Finance, Chief Financial Officer and Corporate Secretary for Mark III Industries, a manufacturer of vans and trucks. Mr. Moore is a citizen of the United States. Mr. Moore has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Relating to Zarf Trust Corporation, N.V.

          Reginald Antonio de Meza has been engaged as an investment banker for the past five years by the firm of Zarf Trust Corporation, N.V. Mr. de Meza's business telephone number is 599-9-4612544. Mr. de Meza's address is 1-5 Plaza JoJo Correa, P.O. Box 897 Willemstad, Curacao, Netherlands Antilles. Mr. de Meza is a citizen of the Netherlands Antilles. Mr. de Meza has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Bianca Maria Eshuis Palm has been a proxy holder of Zarf for the past five years. Ms. Palm's business telephone number is 599-9-4612544. Ms. Palm's address is Ala Blancaweg 11, Curacao, Netherlands Antilles. Ms. Palm is a citizen of the Netherlands Antilles. Ms. Palm has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Dinayra A. Gonet Finies has been a proxy holder of Zarf for the past five years. Ms. Finies's business telephone number is 599-9-4612544. Ms. Finies's address is West Indische Compagniestraat 23B, Curacao, Netherlands Antilles. Ms. Finies is a citizen of the Netherlands Antilles. Ms. Finies has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Robert Barendregt has been a proxy holder of Zarf for the past five years. Mr. Barendregt's business telephone number is 599-9-4612544. Mr. Barendregt's address is Kaya Drs. Oy Sprock 6, Curacao, Netherlands Antilles. Mr. Barendregt is a citizen of the Netherlands Antilles. Mr. Barendregt has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Relating to Amicorp Curacao, N.V.

          Antonius R. W. Knipping has been a director of Amicorp for the past five years. Mr. Knipping's business telephone number is 599-9-4343500. Mr. Knipping is a citizen of the Netherlands. Mr. Knipping has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Gerlof Jan Boume has been a director of Amicorp for the past two years and proxy holder for the past five years. Mr. Boume's business telephone number is 599-9-4343500. Mr. Boume is a citizen of the Netherlands Antilles. Mr. Boume has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Jeroen Cornelis Jan Van Der Woord has worked for Amicorp Curacao, N.V. since 2000. For the preceding two years he worked for HB Management N.V. as Managing Director of Operations. Mr. Van Der Woord's business telephone number is 599-9-4343500. Mr. Van Der Woord is a citizen of the Netherlands. Mr. Van Der Woord has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Margaret Ilse Sankatsing Sjak Shie has been a director of Amicorp for the last five years. Ms. Sjak Shie's business telephone number is 599-9-4343500. Ms. Sjak Shie is a citizen of the Netherlands Antilles. Ms. Sjak Shie has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Xander Richard Maria Arts has been a director of Amicorp for the past five years. Mr. Arts's business telephone number is 599-9-4343500. Mr. Arts is a citizen of the Netherlands. Mr. Arts has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Anneliese De Jongh has been a proxy holder of Amicorp for the past five years. Ms. De Jongh's business telephone number is 599-9-4343500. Ms. DeJongh is a citizen of the Netherlands Antilles. Ms. DeJongh has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Eric Anderson has, during the last five years, worked for CITCO Fund Services (Curacao) N.V. as Internal Operations Manager and for Amicorp as a proxy holder. Mr. Anderson's business telephone number is 599-9-4343500. Mr. Anderson is a citizen of the United States. Mr. Anderson has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Heinrich J. Kamperveen has been a proxy holder of Amicorp for the last five years. Mr. Kamperveen's business telephone number is 599-9-4343500. Mr. Kamperveen is a citizen of the Netherlands
          Antilles. Mr. Kamperveen has not been convicted in a criminal proceeding during the past five years nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Nejla Doval has been a proxy holder of Amicorp for the last five years. Ms. Doval's business telephone number is 599-9-4343500. Ms. Doval is a citizen of the Netherlands Antilles. Ms. Doval has not been convicted in a criminal proceeding during the past five years nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining she from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


          (d) Tender Offer.

          Not applicable.

Item 4. Terms of the Transaction

          (a) Material Terms

          The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

          (b) Different Terms

          None.

          (c) Appraisal Rights

          The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS" is incorporated herein by reference.

          (d) Provisions For Unaffiliated Security Holders

          None.

          (e) Eligibility For Listing or Trading

          Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

          (a) Transactions

          See information set forth in the Proxy Statement under the caption "Ownership of Voting Securities of the Company."

          (b) Significant Corporate Events

          Not applicable.

          (c) Negotiations or Contacts

          See information set forth in the Proxy Statement Under the caption "Ownership of Voting Securities of the Company."

          (d) Agreements Regarding the Subject Company's Securities

          Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

          (b) Use of Securities Acquired.

          Outstanding shares of the Company's existing common stock, $1.00 par value, that would otherwise be converted into a fractional share of the Company's new common stock, $500,000 par value, will be canceled; otherwise, no securities will be acquired in the transaction.

         (c)(1)-(8)  Plans.

          The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "REVERSE STOCK SPLIT" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private
Transaction

          (a) Purposes

          The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (b) Alternatives

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (c) Reasons

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (d) Effects

          The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED REVERSE STOCK SPLIT" and "FEDERAL INCOME TAX CONSEQUENCES" are incorporated herein by reference.


Item 8. Fairness of the Going Private Transaction

          (a) Fairness

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (b) Factors Considered in Determining Fairness.

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (c) Approval of Security Holders.

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (d) Unaffiliated Representative

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (e) Approval of Directors

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - FAIRNESS OF THE PROPOSED REVERSE STOCK SPLIT" is incorporated herein by reference.

          (f) Other Offers

          Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

          (a) (c)and (d) Report, opinion or Appraisal, Reasons and Effects.

          The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - REPORTS, APPRAISALS AND NEGOTIATIONS" and in
          Exhibit 2 to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Considerations

          (a) Source of Funds.

          The  information  set forth in the Proxy  Statement  under the caption
          "CERTAIN   EFFECTS  OF  THE  REVERSE  STOCK  SPLIT  ON  THE  COMPANY'S
          SHAREHOLDERS" is incorporated herein by reference.

          (b) Conditions. None.

          (c) Expenses.

          The  information  set forth in the Proxy  Statement  under the caption
          "CERTAIN   EFFECTS  OF  THE  REVERSE  STOCK  SPLIT  ON  THE  COMPANY'S
          SHAREHOLDERS" is incorporated herein by reference.

          (d) Borrowed Funds.

          The  information  set forth in the Proxy  Statement  under the caption
          "CERTAIN   EFFECTS  OF  THE  REVERSE  STOCK  SPLIT  ON  THE  COMPANY'S
          SHAREHOLDERS" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

          (a) Securities Ownership.

          The information set forth in the Proxy Statement under the caption "OWNERSHIP OF VOTING SECURITIES OF THE COMPANY" is incorporated herein by reference.

          (b) Securities Transactions. Not applicable.

Item 12. The Solicitation Or Recommendation

          (d) Intent to Tender or Vote in a Going-Private Transaction.

          The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

          (e) Recommendations of Others.

          The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

Item 13. Financial Statements

          (a) Financial Information


          The information set forth in the Proxy Statement under caption "SUMMARY FINANCIAL DATA", is included in the Company's Report on Form 10-K/A for the fiscal year ended December 31, 2002, under "Item 7. Financial Statements and Supplementary Data" as well as the Company's Form 10-Q for the quarter ended September 30, 2003, incorporated herein by reference. The book value per share of the Company's common stock ("deficit in stockholder equity") as of September 30, 2003, was a negative seventy-two cents ($0.72) per common share.


         (b)   Pro Forma Information

          The information set forth in the Proxy Statement under the Caption "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.


Item 14. Persons/Assets, Retained, Employed, Compensated or Used

          (a) Solicitations or Recommendations

          Solicitations of proxies from the Company's shareholders of record will be made by: Not Applicable.

          (b) Employees and Corporate Assets



          The services of the Company's Chief Executive Officer, Executive Vice President and Treasurer will be used in connection with the Reverse Split in preparing filing documents and presenting the Reverse Stock Split to shareholders.



Item 15. Additional Information

          The information contained in the Proxy Statement, including any appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

          (a) Disclosure Materials

 Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on ______________, 2003.

          (b) None

          (c) Report, Opinion or Appraisal

          Miller Advisory Corporation opinions dated March 5, 2002 and April 7, 2003, are filed as Exhibit 1 to the Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on __________________, 2003.

          (d) None

          (e) None

          (f) None

          (g) None

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   /s/      ANTONY GRAM
------------------------------------
ANTONY GRAM


President, Chief Executive Officer
Selex International, B.V.
Date: December 3, 2003




  /s/    ANTONY GRAM
------------------------------------
ANTONY GRAM

Date: December 3, 2003


  /s/     SHARON J. HUMMERHIELM
------------------------------------
SHARON J. HUMMERHIELM
Executive Vice President, Corporate Secretary
The Deltona Corporation

Date: November 25, 2003



  /s/   ROBERT O. MOORE
-----------------------------------
ROBERT O. MOORE
Treasurer
The Deltona Corporation

Date: November 25, 2003


   /s/   Zarf Trust Corporation, N.V.
------------------------------------
Zarf Trust Corporation, N.V.
Managing Director
Yasawa Holdings, N.V.
Date:__________, 2003


  /s/  Amicorp Curacao, N.V.
------------------------------------
Amicorp Curacao, N.V.
Managing Director
Wilbury International, N.V.
Date: December 3, 2003